[COOLEY GODWARD KRONISH LLP LETTERHEAD]
March 28, 2007
Via Edgar and Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 First Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention:James Peklenk, Staff Accountant

Re:	Gen-Probe Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-31279
Dear Mr. Peklenk:
This letter is being filed on behalf of Gen-Probe Incorporated (the “Company”) in response to a follow-up comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by fax transmittal dated March 16, 2007 with respect to the above-referenced Form 10-K (the “10-K”). The numbering of the paragraph below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Intangible assets by asset class and related accumulated amortization, page F-19
1.	Comment: Refer to your response to comment two. Regarding capitalization of the $20.0 million manufacturing access fee paid to Roche, please tell us how you determined that you have met the “probable future economic benefit” criterion under paragraph 26(a) [“26(b)” before Staff clarification] of CON 6 in considering whether this payment qualifies as an asset. It appears that the probable future economic benefit associated with this cost would hinge on whether the Aptima [“Procleix Ultrio” before clarification with Staff] assay for HPV achieves FDA approval, which is not an imminent event. Further paragraph 12 of SFAS 68 indicates that events that are solely based upon the results of research and development having future economic benefit should be recorded as research and development. Since the only way that you will derive benefit

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from this retainer is through the successful commercialization of research and development, it should be expensed as such.
Response: The Company paid the $20.0 million manufacturing access fee to Roche in order to proceed with commercialization of its human papillomavirus (“HPV”) diagnostic test. The primary intellectual property governing HPV is held by Roche and Digene, who are parties to a cross license which provides each party with the right to fully commercialize HPV products (including the supply of HPV oligonucleotides) covered by the patent estates. At the time of the agreement, Roche and Digene were the only companies to have commercially approved HPV tests.
The Company concluded that the manufacturing access fee embodies a “probable future economic benefit”, under paragraph 26(a) of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON No. 6”), because: (1) the HPV reagents furnished to the Company under the Roche manufacturing and supply agreement are very similar to those embodied in competitors’ commercially approved HPV assays and (2) the Company had achieved technological feasibility of its HPV test and has had a successful history in bringing similar APTIMA-based products to market, demonstrating that probes and primers can be successfully integrated with known markers. The technology that the Company will employ is currently included in its other products such as APTIMA Combo 2. At the time of the Roche manufacturing and supply agreement, Gen-Probe had completed the design and technological feasibility of an APTIMA formatted HPV diagnostic test that had been demonstrated to detect 14 high-risk HPV types (which included the same 13 high-risk HPV types marketed by competitors). Upon execution of the agreement to secure manufacturing and supply capabilities, the Company’s HPV project was moved into the pre-commercialization stage, where the goals include the following: optimization of assay performance, reagent stability studies, specimen stability studies, establishing procedures for quality control and manufacturing, writing package inserts, and planning for clinical studies. The Company considered the steps to be routine once technological feasibility of its HPV test was established.
When the Company paid the access fee to Roche in May 2005, the Company expected the HPV product to begin generating revenues in the European market (which is larger than the U.S. market) approximately three years from initial investment. As of the date of this letter, the Company expects to launch the product in Europe during the first half of 2008, bearing the Conformite Europeene (“CE”) mark. The CE mark indicates that in vitro diagnostics products can be commercially distributed in the European Union (“EU”), where regulations are less stringent than in the U.S., in that the EU regulations permit self-certification by an in vitro diagnostics manufacturer who is in compliance with the In Vitro Diagnostics Directives. In the EU, no formal submission to a regulatory authority is required and approval by a regulatory agency is not required before commercial distribution. The Company has advised us that all of its existing in vitro diagnostics products bear a CE mark. The Company has also received FDA approvals for a broad portfolio of products that use its patented technologies to detect a variety of infectious microorganisms, including those causing sexually transmitted diseases (e.g.,

[COOLEY GODWARD KRONISH LLP LETTERHEAD]
Securities and Exchange Commission
March 28, 2007
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chlamydia, gonorrhoea, HIV, hepatitis C), tuberculosis, strep throat, pneumonia and fungal infections. The Company also has advised us that it has received approval from the FDA, under the FDA’s strictest standards of review, for the Company’s diagnostic test to detect HIV and for its blood screening tests for HIV, hepatitis C, and West Nile virus. Again, the technologies utilized in these products are the same as will be used in the APTIMA HPV test. The FDA approval process, through submission of a Pre-market Approval Application (“PMA”) for a standard diagnostic product such as the APTIMA HPV test is less burdensome, with a higher level of certainty, than the approval process for HIV tests, blood screening tests, and new drugs. According to the FDA’s Office of In Vitro Device Evaluation and Safety (“OIVD”) in its 2005 Annual Report, OIVD approved 82% (9 of 11) original PMA submissions.
The Company recorded the negotiated fair value of the manufacturing and supply rights as a long-term asset as they represented a future benefit to be received by the Company and, accordingly, determined that it would not be appropriate to record an impairment charge at the outset of the arrangement (analogous to accounting for goodwill in a purchase business combination). And although the Company does not consider the rights acquired to be research and development (“R&D”) rights, the Company believes that its position is further supported by the results of the March 15, 2007 EITF meeting on the diversity in practice regarding capitalization or expensing of R&D activities, where the Task Force tentatively concluded that non-refundable advance payments for future activities should be deferred and capitalized until the goods have been delivered or the related services have been performed. The Task Force reiterated that these deferred costs need to be assessed for recoverability.
The Company’s May 2005 $20.0 million payment to Roche for long-term contractual manufacturing and supply rights meets the definition of a long-term asset. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires a company to write down a long-lived asset to be held and used to fair value when an impairment exists (generally based on a company’s undiscounted estimated future cash flows). Periodically, the Company has performed an impairment analysis to determine if it expects to recover the costs through the subsequent sales of applicable products. As of the date of this letter, there has been no impairment to the asset.
Upon commercialization of the HPV product, the Company expects to begin amortizing the capitalized manufacturing access fee to cost of product sales (over the remaining economic life of the supply agreement), which is consistent with paragraph 12 of SFAS No. 68, Research and Development Arrangements, which states “costs shall be charged to research and development expense unless [the loan or advance to the other parties can be identified as] relating to some other activity, for example, marketing or advertising, in which case the costs shall be accounted for according to their nature.” While the Company considered beginning the amortization immediately upon payment, it believes that coinciding amortization charges (to cost of product sales) during the commercialization period provides better matching of the expected economic benefits and best reflects the nature of the agreement. Further to this rationale,

[COOLEY GODWARD KRONISH LLP LETTERHEAD]
Securities and Exchange Commission
March 28, 2007
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paragraph 10 of SFAS No. 2, Accounting for Research and Development Costs, uses the term “commercial production” in describing activities that are excluded from R&D.
In conclusion, the Company has reassessed its accounting for the manufacturing access fee and stands behind its conclusion that the manufacturing access fee embodies a probable future economic benefit, which should be capitalized rather than recorded as R&D expense.
If you have any questions regarding this response letter, please call the undersigned at (858) 550-6092.
Sincerely,
Cooley Godward llp
Julie. M. Robinson

cc:	Henry L. Nordhoff
R. William Bowen, Esq.
Scott Milsten, Esq.
Herm Rosenman
Donald Tartre
Dan Kleeberg, Ernst & Young LLP
Frederick T. Muto, Cooley Godward LLP
Kasia M. Biernacki, Cooley Godward LLP